Mail Stop 4561

								January 17, 2007




R. Blair Reynolds, Esquire
Executive Vice President and General Counsel
AmericanWest Bancorporation
41 West Riverside Avenue
Suite 400
Spokane, Washington 99201

      Re:	AmercianWest Bancorporation
      Form S-4
      Filed December 13, 2006
      File No. 333-139311
      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 8, 2006
      File No. 000-18561



Dear Mr. Reynolds:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4


General

1. Please confirm that AmericanWest and Far West did not exchange financial projections.

2. Please provide the staff with copies of the board books prepared by KBW and Sheshmunoff in connection with the merger.


Summary, page 6
3. Please revise your statement in the initial sentence that the summary highlights "selected" information to state that the summary summarizes "material" information.


Summary Pro Forma Financial Information, page 20
4. Please revise to reconcile the amounts presented here for noninterest income, noninterest expense and net loans to the amounts presented for these line items under Pro Forma Unaudited Combined
Consolidated Financial Information on pages 64 and 65.


Risk Factors, page 22

5. Some of your Risk Factors state that you cannot give assurance or that there is no guarantee of a particular outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate all such language.

6. Please revise the risk factor that directors and executive officers "might"have additional interests in the merger to discuss the actual conflicts of interest and to describe in quantitative terms the extent of the conflicts.





Outstanding Voting Securities, page 31

7. Please identify the natural person who is the beneficial owner of any entities that are not public companies.


Background of the Merger, page 35
8. Please provide more detail regarding the background of the merger including but not limited to the following:
* the reasons that each of the various strategic alternatives were dismissed;
* how you arrived at the current price, including the changes in the proposed price during the course of the negotiations; and
* how you arrived at the current structure of the transaction offering stock and cash.


Recommendation of the Far West Board of Directors, page 38

9. The board should specifically note each line item analysis in the
Sheshunoff report that does not support its recommendation and explain why, in spite of those analyses, it is recommending the transaction.


Opinion of American West`s Financial Advisor, page 43
10. Please provide the disclosure required by Item 1015 (b)(5) regarding the determination of the amount of consideration.


Contribution Analysis, page 46

11. Please expand to include the estimated pro forma ownership if AmericanWest issued 100% stock in the transaction.


Discounted Cash Flow Analysis, page 47

12. Please include a reasonably detailed summary of this analysis.




Interests in Certain Persons in the Merger, page 59
13. Please quantify any compensation or other benefits that any director or officer of Far West may receive from American West.
Please update the disclosure to include all recent agreements and understandings.


Pro Forma Unaudited Combined Consolidated Financial Information, page 63
14. Please revise to present all pro forma adjustments set forth in the footnotes in a self-balancing format such that each pro forma adjustment in the pro forma financial statements can be easily traced to the corresponding footnote.

15. Please revise to disclose all material assumptions used to calculate each pro forma adjustment, providing a reader the information necessary to re-calculate the adjustment. Briefly describe the basis for your assumptions.

16. We note the merger agreement provides for Far West to pay a special dividend to its shareholders before the effective time of the merger in the aggregate amount by which Far West`s shareholder`s equity before the effective time of the merger exceeds $50 million, after taking into account certain adjustments. Please revise to more clearly disclose how you have considered and reflected the special dividend.


Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet, page 64
17. Please revise to describe the methods used to determine each preliminary fair value adjustment.

18. You state here that you anticipate issuing $15.0 million in junior subordinated debt. Please revise to reconcile to the amount reflected in the pro-forma adjustments. If you expect to incur issuance costs, please include a description of the estimate of such costs and the expected method of amortization.







Unaudited Pro Forma Combined Condensed Consolidated Income
Statement,
page 65

19. Please revise to disclose how you determined each amortization or accretion adjustment made to assets acquired and liabilities assumed to reflect fair value as of the acquisition date.

20. Please revise to disclose the terms of the junior subordinated debt you expect to issue.


Exhibits 5.1, 8.1, and 8.2

21. Either delete the statement refusing an obligation to update, or refile the opinion immediately prior to effectiveness.


Exhibit 8.2

22. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.



Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page 48

23. We note your response to comment one of our letter dated
December
8, 2006 that the cash payment for sale of a branch of $14.5 million is more appropriately classified as an investing activity. We are not able to concur that this classification error is not a material change. Accordingly, please amend your Form 10-K to restate your financial statements to correct this error or provide us with your SAB 99 materiality analysis.





* * * * * * * * * * * *

      As appropriate, please amend your registration statement and annual report in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew F. Komar at (202) 551-3781 or Kevin
L.
Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief




cc	Thomas C. Erb, Esquire
	Lewis, Rice & Fingersh LC
      500 North Broadway
      Suite 2000
      St. Louis, Missouri 63102




R. Blair Reynolds, Esquire
AmericanWest Bancorporation
January 17, 2007
Page 1